EXHIBIT 99.1

                                           [COMPANY LETTERHEAD]

For more information, please call Thomas M. O'Brien at 781-370-1650.


                      THERMO FIBERGEN TO BE TAKEN PRIVATE;
                           AMEX TO DELIST COMMON STOCK

WALTHAM, Mass., November 9, 2001 - Thermo Fibergen Inc. (ASE: TFG) announced today that its parent company, Kadant Inc. (ASE: KAI), will acquire the minority interest in Thermo Fibergen for $12.75 per share in cash. This is the same price per share paid by Thermo Fibergen in the recently completed redemption of its shares of common stock.

        Kadant currently owns approximately 98.9 percent of the outstanding shares of Thermo Fibergen's common stock. Because Kadant's ownership is more than 90 percent, it expects to acquire the minority interest through a "short-form" merger in Delaware.

        The proposed short-form merger of Thermo Fibergen will require Securities and Exchange Commission clearance of necessary filings; it will not require Thermo Fibergen board or shareholder approval. Kadant expects to complete this transaction by the end of the fourth quarter of 2001.

        Thermo Fibergen also announced it received notice that the American Stock Exchange intends to delist Thermo Fibergen's common stock pursuant to
Section 1003(b)(i)(A) and (B) of its listing standards. The Exchange has determined that, as a result of the recently concluded redemption of Thermo Fibergen's common stock, both the number of stockholders and the number of shares held by non-affiliates has resulted in limited distribution of its common stock. Thermo Fibergen expects delisting of its common stock to be completed within the next few weeks.

        Thermo Fibergen Inc. develops, produces, and markets fiber-based composite products primarily for the building industry, as well as agricultural carriers, oil and grease absorbents, and cat box fillers made from papermaking byproducts. Thermo Fibergen is a public subsidiary of Kadant Inc.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended December 30, 2000. These include risks and uncertainties relating to: operating losses; ability to enter the composites market; limited composite manufacturing experience; concentration of revenues; fiber-recovery and water-clarification systems; common stock redemption rights; the protection, defense, and use of proprietary technology and intellectual property; future capital needs, project financing, and dependence on capital markets; competition; environmental and regulatory risks; and commodity price risks.

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